Contact

www.linkedin.com/in/
patrioteclipseglasses-206854278
(LinkedIn)

James Reed

Chief Executive Officer at American Quatervois, LLC

Marcus Hook, Pennsylvania, United States

Summary

After joining the U.S. Navy right out of high school, I worked for my dad's footsteps and eventually started my own painting and construction company. Twenty years later, I'm ready to move on to bigger and better things.

American Quatervois (kwâh-tehr-vwâ), aka www.patrioteclipseglasses.com, is a company that I started in February of this year in anticipation of what the media is calling "the biggest travel event" in the history of the United States. The company is in the investment stage right now, but once we're funded, we'll sell eclipse glasses for The Great North American Eclipse coming in April of 2024.

When the investment stage and April 2024 event is past, we plan on building our own manufacturing facility to make our own glasses, and eventually become a legitimate competitor in the solar eclipse glasses industry. Because there's little competition, we'll use the niches that are available to promote our company until we are the household name and the industry standard for solar eclipse glasses and eye safety during eclipse events.

As unconventional as it sounds, the solar eclipse glasses industry is a huge business, making over $1.5 billion during the last total solar eclipse in the U.S. in 2017. That's more than the entire Taylor Swift Eras tour! Because the next eclipse in April of next year is over twice as big in every dynamic, over 500 million pairs of eclipse glasses are expected to be sold.

Interested investors are encouraged to reach out to us at customerservice@americanquatervois.com, or call James Reed @ (610)742-2565.

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Experience

American Quatervois, LLC
Chief Executive Officer
February 2023 - Present (8 months)
Linwood, PA

American Quatervois is a pre-revenue start-up company in the early investment stage. We sell solar eclipse glasses made right here in the United States, ISO and CE certified. While newly formed, our foundation has been built over the last six years to become a leading competitor in the market, gearing up for what the media is calling "the biggest travel event in the history of the United States"! The Great North American Eclipse on April 8th, 2024, will have over 500 million potential viewers, and we want to be there to make sure as many people as possible have safe viewing glasses to enjoy this miraculous event.

After the April 2024 event, the revenue generated from our first round of sales will be reinvested in the company to build our own manufacturing facility so we can provide glasses for other eclipse events in the future, including events overseas. What we learned during the total solar eclipse in 2017 is that there is not enough eclipse glasses companies to accommodate the demand during solar events, and although selling eclipse glasses is very lucrative, it doesn't solve the problem of shortages. Therefore, we want to do something about it because we believe that everyone should have the chance to enjoy the most beautiful display that nature provides.

Investor opportunity information will be provided soon.

Masterpiece Painting And Home Improvement
Owner
April 2002 - January 2023 (20 years 10 months)
Delware County, PA

Building, general construction, painting

Reed's Construction
Construction Laborer
January 1992 - September 2001 (9 years 9 months)
Northern Ohio

Construction, painting, insulation, pressure washing

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